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                                                                Exhibit 11(c)(3)


                           DN ACQUISITION CORPORATION

                                                                 January 7, 1999


Mr. Jerry A. Cooper
2349 Belvoir Boulevard
Beachwood, Ohio 44122

Dear Mr. Cooper:

           We refer to the Agreement and Plan of Merger, of even date (the "MERGER AGREEMENT"), among New Hampshire Oak, Inc., DN Acquisition Corporation (the "PURCHASER") and Defiance, Inc., (the "COMPANY") and to the letter agreements dated February 28, 1992 and July 2, 1996 between you and the Chairman of the Board and the Chairman of the Company's Compensation Committee, respectively, attached hereto and incorporated herein as ATTACHMENTS A AND B (collectively the "POLICY"). Under applicable law, all rights, duties, assets, obligations and liabilities of both the Purchaser and the Company will be vested in the Company following the consummation of the tender offer and the merger as contemplated by the Merger Agreement. Following the consummation of the tender offer and/or the merger as contemplated by the Merger Agreement you may be entitled to receive certain benefits pursuant to the Policy. In order to clarify these and certain other rights and obligations, we have set forth such rights and obligations in this letter. All obligations imposed on you and the Company under the Policy, including without limitation your obligation to consult and not to compete, shall remain in effect. By signing this letter, you are agreeing to the terms set forth herein. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

           1. COMPENSATION PRIOR TO TERMINATION DUE TO CHANGE OF CONTROL. You, the Purchaser and the Company agree that the consummation of the tender offer and/or merger contemplated in the Merger Agreement constitute a change of control as defined in the Policy. At all times thereafter but prior to a Termination Due to Change of Control, as defined in the Policy or the Defiance, Inc. Change of Control Policy, dated July 24, 1998 ("Company Policy"), Purchaser agrees to cause the Company to continue and the Company agrees to continue your salary, bonuses and all current benefits (as defined below) at no less than current levels. If a Termination Due to Change of Control takes place at any time other than the Company fiscal year end, the Purchaser agrees that it will cause the Company to pay you and the Company agrees to pay you a pro-rata share of your Company annual incentive bonus, which shall equal or exceed $158,408, based upon the number of months and days completed in the current Company fiscal year.

           2. CURRENT COMPENSATION AND BENEFITS. You hereby represent to the Purchaser that SCHEDULE A accurately states as of January 1, 1999: (i) your base salary at the highest rate paid during the twelve months preceding January 1, 1999, (ii) the average monthly amount of the bonuses awarded during the three years preceding January 1, 1999 and (iii) the other benefits


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provided to you by the Company on January 1, 1999 (such other benefits, the
"CURRENT BENEFITS").

           3. PAYMENTS UPON TERMINATION DUE TO CHANGE OF CONTROL. Upon your Termination Due to Change of Control under the Policy or the Company Policy, the Purchaser agrees to cause the Company to pay you and the Company agrees to pay you your base salary at its highest rate during the twelve (12) months preceding your termination date in monthly installments, plus the average monthly amount of the bonuses awarded to you during the three (3) years preceding termination and all Current Benefits for a period of two (2) years, which shall commence once your twelve (12) month post termination obligation to consult (set forth at SECTION 4 below) has been satisfied. A precondition of the Purchaser's and the Company's obligations hereunder is the fulfillment of your obligations in the Policy.

           4. TERMINATION OF EMPLOYMENT FOR OTHER THAN VOLUNTARY RESIGNATION OR CAUSE. If your employment with the Company is terminated other than for cause under the Policy or your voluntary resignation, you agree to enter into a post-termination obligation to consult to the Company and a post-termination obligation not to compete with the Company each as described in the Policy for a period of twelve months from the date of your termination of employment with the Company. Purchaser and Company agree that during this twelve (12) month period you will receive all Current Benefits and be paid in monthly installments an amount equal to the monthly amount of base compensation at the highest rate paid to you during the twelve (12) month period preceding your termination plus the average monthly amount of the bonuses awarded to you during the three (3) years preceding your termination of employment. Purchaser and Company also agree that your consulting services to be provided to the Company shall not require you to expend more that 20 hours per month. In addition, such consulting services will be provided by you from whatever location you are then located. If you incur any travel or other reasonable expense, the Company will reimburse you for such expenses.

           5. UNAUTHORIZED DISCLOSURE. During and after your employment with the Company or any of its affiliates, (i) you agree to keep confidential and to not disclose to any person (other than an employee or director of the Company or any of its affiliates, or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by you of your duties) or use to compete with the Company or any of its affiliates any confidential or proprietary information, knowledge or data that is not theretofore publicly known and in the public domain obtained by you while in the employ of the Company or any of its affiliates with respect to the Company or any of its affiliates or with respect to any products, improvements, customers, methods of distribution, sales, prices, profits, costs, contracts (including the terms and provisions of this Agreement), suppliers, business prospects, business methods, techniques, research, trade secrets or know-how of the Company or any of its affiliates (collectively, "PROPRIETARY INFORMATION"), and (ii) you shall use best efforts to keep confidential any such Proprietary Information and to refrain from making any such disclosure, in each case except as may be required by law or as may be required in connection with any judicial or administrative proceedings or inquiry.

           6. NON-SOLICITATION OF EMPLOYEES. During the period commencing at the time the Purchaser accepts the Shares tendered pursuant to the Offer and ending on the date that is two years after the termination of your employment, you shall not, directly or indirectly, for your own

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account or the account of any other Person with which you shall become associated in any capacity or in which you shall have any ownership interest,
(i) solicit for employment, offer to employ or employ any Person who, at any time during the preceding twelve (12) months, is or was employed by the Company or any of its affiliates, regardless of whether such employment is direct or through an entity with which such Person is employed or associated, or otherwise intentionally interfere with the relationship of the Company or any of its affiliates with any Person who or which is at the time employed by or otherwise engaged to perform services for the Company or any such affiliate or (ii) induce any employee of the Company or any of its affiliates to engage in any activity which you are prohibited from engaging in under this Agreement or to terminate his or her employment with the Company or such affiliate.

           7. RIGHT TO DOCUMENTS; RETURN OF DOCUMENTS. You agree that all records, files, memoranda, reports, fee lists, customer lists, drawings, plans, sketches, documents and data of any nature relating to the business of the Company, including any document containing or pertaining to any Proprietary Information, shall remain the sole property of the Company and/or its affiliates (as the case may be). In the event of the termination of your employment for any reason, you will deliver promptly to the Company all materials, records, files, notes, plans, memoranda, drawings, designs, papers, customer lists, sketches, documents and data of any nature pertaining to your work with the Company and its affiliates, and you will not retain any documents or data of any description or any reproduction thereof, or any documents containing or pertaining to any Proprietary Information. You shall certify to the Company that any such data in machine readable form has been removed from any computer personally owned by you and all back up copies made by you have been destroyed.

           8. INJUNCTIVE RELIEF WITH RESPECT TO COVENANTS. You acknowledge and agree that your covenants and obligations with respect to non-disclosure, non-solicitation, confidentiality and the property of the Company and its affiliates relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants and obligations will cause the Company and its affiliates irreparable injury for which adequate remedies are not available at law. Therefore, you expressly agree that the Company and its affiliates (which shall be express third-party beneficiaries of such covenants and obligations) shall be entitled to an injunction (whether temporary or permanent), restraining order or such other equitable relief (including the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain you from committing any violation of the covenants and obligations contained in SECTIONS 5, 6 AND 7 hereof. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company or any such affiliate may have at law or in equity.

         9. NEGOTIATION AND ARBITRATION. The parties shall attempt in good faith to resolve any controversy, and any alleged breach or default, arising out of or relating to this Agreement, promptly by confidential negotiations between persons who have complete authority to settle the matter in dispute as follows (the "Negotiations"). All Negotiations shall be treated as compromise and settlement negotiations for purposes of the relevant rules of evidence. A party shall give the other party certified mail return receipt requested written notice of any dispute ("Dispute Notice"). Within ten (10) days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response ("Response"). The Dispute Notice and the Response shall include: (a) a statement of each party's position and a summary of arguments supporting


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that position, and (b) the name of the person(s) who will represent that party and the name of any other person who will accompany the representative(s). Within twenty (20) days after delivery of the Response, the representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, attempt to resolve the dispute. The parties agree to honor relevant reasonable requests for information within a period of not more than fifteen (15) days. If the dispute, except as provided below, has not been resolved by the negotiation procedure as provided herein within sixty (60) days of the delivery date of the Dispute Notice, then the dispute shall be settled by arbitration in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. The arbitration hearing shall be held in Cuyahoga County, Ohio. A sole neutral arbitrator will preside if the amount in controversy is less than One Hundred Thousand and 00/100 Dollars ($100,000.00) or by three independent and impartial arbitrators if the amount in controversy exceeds One Hundred Thousand and 00/100 Dollars ($100,000.00). The arbitrator or arbitrators will be agreed upon between the parties within three (3) weeks of the date upon which the arbitration is initiated. If the parties cannot agree upon an arbitrator or arbitrators within that time period, then, within three (3) weeks, the CPR Institute for Dispute Resolution will be asked by the sender of the Dispute Notice to select an arbitrator or arbitrators, and the arbitration will then take place within sixty
(60) days of the appointment of the arbitrator or arbitrators. The parties agree to fully exchange all applicable documents and exhibits three (3) weeks prior to the arbitration hearing and to limit discovery to two (2) depositions per party, unless a deposition is necessary to perpetuate testimony of unavailable witnesses, in which case there will be no limitation. Should either party fail to participate in the Negotiations, the other party may initiate arbitration before the expiration of the sixty (60) day period noted above. All judgments of the arbitrator or arbitrators shall be final and binding and may be entered by any court having jurisdiction thereof. Each party hereby waives any right to punitive, exemplary or treble damages. The party which prevails in the arbitration or any action, suit or other proceedings to enforce the covenants of this Agreement or to obtain money damages for the breach thereof or any document executed in conjunction with this Agreement shall be entitled to reimbursement from the other party for all expenses, including, without limitation, reasonable attorneys fees and disbursements actually and reasonably incurred in connection with the Negotiation and the arbitration.

           10. TERMINATION. In the event your employment by the Company has not been subject to a Termination Due to a Change of Control prior to the third anniversary of the date on which the Purchaser acquires more than 50% of the issued and outstanding Shares on a fully diluted basis, this Agreement shall terminate and shall have no further effect.

           11. MISCELLANEOUS. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO AND THE PARTIES AGREE TO THE JURISDICTION OF THE STATE OR FEDERAL COURTS IN CUYAHOGA COUNTY, OHIO. This Agreement shall survive the period of your employment with the Company or any of its affiliates. This Agreement shall inure to the benefit of, and the obligations and duties created hereby shall be binding upon, the successors and assigns of the parties hereto, PROVIDED, however, that this Agreement may not be assigned by you. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and the provisions hereof may not be amended or modified except by a writing signed by the parties hereto. In the event any of SECTIONS 5, 6 OR 7 is not enforceable in accordance with its terms, you and the Purchaser agree that such Section shall be reformed to make such Section


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enforceable in a manner which provides the Purchaser the maximum rights permitted at law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute but one and the same instrument. Notwithstanding anything contained herein, this Agreement shall become effective only upon consummation of the tender offer and/or the merger as contemplated by the Merger Agreement.

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           Please acknowledge your agreement with the terms of this letter and confirm the arrangements herein by signing and returning the enclosed copy by facsimile and by messenger.

                             Very truly yours,

                             DN ACQUISITION CORPORATION


                             By: /s/ Richard R. Russell
                                 Name:  Richard R. Russell
                                 Title:   President


                             ACCEPTED AND AGREED:

ACCEPTED AND AGREED:         DEFIANCE, INC.


/s/ Jerry A. Cooper          By: /s/ Michael J. Meier
Jerry A. Cooper                  Name: Michael J. Meier
                                 Title: Vice President / Chief Financial Officer
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                                  Attachment A



                                                               February 28, 1992


Mr. Jerry A. Cooper
2349 Belvoir Boulevard
Beachwood, Ohio 44122

Dear Jerry:

As Chairman of the Board of Directors of Defiance, Inc. (Defiance), I am pleased to offer you a position with Defiance as Executive Vice President and Chief Operating Officer. It is Defiance's intent that you will serve in this capacity for a brief transitional period after which you will assume the position of President and Chief Executive Officer.

Based upon the fulfillment of your existing contractual commitment, it is Defiance's understanding that you will join the Company at the earliest possible date, but not later than June 1, 1992. You will, however, be considered an officer of Defiance commencing upon the date of your acceptance of this offer.

Commencing upon your employment, your base salary will be at the rate of $200,000 per annum, payable monthly. Your base salary will be reviewed upon your appointment as President and Chief Executive Officer and annually thereafter. However, in no event will your base salary be reduced below the annual rate of $200,000.

Upon your acceptance of this offer, you will be granted 300,000 stock options under Defiance, Inc.'s 1989 Stock Option Plan (the Plan). These options will consist of a combination of Non-qualified Stock Options and Incentive Stock Options. The latter will be utilized to the maximum extent statutorily permissible.

You will become vested in the options, based upon the following schedule:

                  # OF OPTIONS              TIMING OF VESTING
                  - - - - - -               - - - - - - - - -
                  100,000                   At time of grant
                  100,000                   1 year after grant date
                  100,000                   2 years after grant date

Vesting will, however, be accelerated upon your death or becoming disabled, as described in Section 6 of the Plan. In addition, vesting will be accelerated upon a change in control as defined herein, or upon your termination by Defiance for other than "cause", as defined herein.


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Mr. Jerry A. Cooper
Page Two


As one of your initial projects, it will be your responsibility to develop a formalized Executive Compensation and Benefits Program (Program) for submission to Defiance's Board Compensation Committee for their review and approval. This Program will include an annual incentive/bonus plan, deferred compensation arrangement, supplemental life and disability benefits and ongoing stock option grant guidelines. You will be a participant in the Program, which Defiance intends to implement as of the fiscal year commencing July 1, 1992.

In addition to your participation in the compensation arrangements summarized in this letter, as well as the benefits outlined in Defiance's employee handbook, you will be provided with severance benefits. The following summarizes the severance benefits, if any, which you would receive under various forms of termination:

FORM OF TERMINATION                SEVERANCE BENEFIT
- - - - - - - - - -                - - - - - - - - -
For Cause                          All compensation and benefit payments, except
                                   any to which you have a vested right, will cease as of the date of termination.

Voluntary Resignation              Upon the conclusion of the required 90 day
                                   notice period, all compensation and benefit payments will cease, except those in which you have a vested right. If the voluntary resignation is the result of Defiance's failure to promote you to the position of President and Chief Executive Officer within six months from your employment date, then you will be entitled to the severance benefits outlined under "Termination by
                                   Defiance for other than cause or COC".

Termination Due to a               Your base salary, bonus and benefits will be
Change of Control (COC)            continued for a period of three years from
                                   such termination. In addition, your medical benefits will be continued until your attainment of age 60.

Termination by Defiance            During the required 90 day notice period,
for Other Than Cause               and for 12 months thereafter, you will
or COC                             continue to receive your base salary,
                                   benefits, pro rata bonus and accrued vacation days.
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Mr. Jerry A. Cooper
Page Three


"Termination for cause" shall be defined as "gross misconduct or the commission of illegalities other than misdemeanors, such as minor traffic violations".

A "change of control" shall be deemed to have taken place if as the result of a tender offer, exchange offer, merger, consolidation, sale of assets or contested election or any combination of the foregoing transactions, the persons who were directors as of the date of this letter shall cease to constitute a majority of the Board of Directors of the Company or any parent of or successor to the Company. Termination due to a change in control would occur if your employment is terminated, your responsibilities are materially reduced or you are required to relocate within two years after a COC.

Jerry, as we have discussed, the other members of Defiance's Board of Directors and I are excited about the prospects of your Joining the Company. We are confident you will do an excellent Job of increasing the shareholder's value. In this regard, we believe we have structured a compensation package which will reward you for such success.

                                   Sincerely,

                                   /s/ Thomas H. Roulston
                                   Thomas H. Roulston
                                   Chairman of the Board
                                   Defiance, Inc.

THR/tap

ACCEPTED:         /s/ Jerry A. Cooper
                  JERRY A. COOPER

DATE:    March 2, 1992
     ---------------------


IN ORDER TO DOCUMENT YOUR ACCEPTANCE OF OUR OFFER OF EMPLOYMENT, PLEASE SIGN AND RETURN THE ENCLOSED "ACCEPTANCE COPY" OF THIS LETTER.

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                                  Attachment B

July 2, 1996

Mr. Jerry A. Cooper
2349 Belvoir Boulevard
Beachwood, Ohio 44122

Dear Jerry:

     This letter responds to recent inquiries regarding the Compensation Committee's discretion with respect to whether retirement under Section 5.1 of the Defiance, Inc. Limited Supplemental Executive Retirement Plan (the "Plan") has occurred and is intended to clarify the criteria required by the Committee. This letter also addresses your current severance package and the discussions we have had related thereto.

     It is the policy of the Compensation Committee to deem the CEO to be retired if, upon termination without cause, the executive has attained age fifty-five (55), completed five (5) years of service, and entered into an agreement not to compete with the Company. The non-competition agreement must be for a period of at least one (1) year. Furthermore, an executive who is considered to have retired under this criteria is encouraged to enter into a post-termination consulting agreement with the Company.

     You have expressed a concern that your current severance package may have unfavorable tax consequences. The Compensation Committee, on the other hand, has expressed an interest in retaining your valued services, and has requested that, in the event of your involuntary termination without cause, you make yourself available to consult, as needed, with your successor. Given the recognized value of your services, and recognizing your expressed concerns, the following modifications to the severance benefits described in your letter of employment, dated February 28, 1992 are offered:

       1. For a period of twelve (12) months following your termination for reasons other than Voluntary Resignation or Cause, you will enter into a post-termination obligation to consult to the Company. As a consultant, you may be called upon to assist your successor in a transitional role, and act as an advisor to your successor or the Board of Directors, as requested. Your duties in this capacity will be satisfied once the twelve (12) month period expires.

       2. For a period of twelve (12) months following your termination for reasons other than Voluntary Resignation or Cause, you will enter into a post-termination obligation not to compete with the Company. Competition means the rendering of professional services with respect to products which are identical and/or similar to products of the Company ("Products"), other than in your capacity as the Company's consultant, to any person or organization that purchased Products or Product services from the Company, or that provided similar Products or Product services in the same geographical area as the Company, during the period of your employment with the Company.

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Mr. Jerry A. Cooper                                                       Page 2
                                                                    July 2, 1996


       3. No severance shall be provided in the event of your termination by Defiance for Other Than Cause. Additionally, in the event of your Termination Due to a Change of Control, your base salary, at the highest rate during the twelve (12) months preceding your termination date, plus the average monthly amount of the bonuses awarded during the three (3) years preceding termination, and benefits shall be provided for a period of two (2) years, and this period shall commence once the post-termination obligation to consult has been satisfied.

       4. As compensation for your services during the post-termination obligation to consult, and the post-termination obligation not to compete, you will receive all current benefits and be paid in monthly installments throughout the twelve (12) months following your termination. The amount of each installment will equal the monthly amount of base compensation at the highest rate during the twelve (12) months preceding your termination date, plus the average monthly amount of the bonuses awarded during the three (3) years preceding termination.

       5. The Company acknowledges and guarantees its obligations to pay to you all consideration incident to your aforementioned post-termination obligations to consult, not to compete, as well as the Change of Control, unless and until those payments are actually received by you from third parties. A precondition of the Company's obligation is the executive's fulfillment of the aforementioned obligations.

       Jerry, I hope that this letter resolves the questions you had regarding your benefits under the Plan and the concerns you raised with regards to your severance package. If you would like to accept the arrangements outlined above, please sign and return the enclosed "acceptance copy" of this letter.

                                                Very truly yours,

                                                /s/ Scott D. Roulston
                                                --------------------------------
                                                Chairman Compensation Committee

ACCEPTED:         /s/ Jerry A. Cooper
                  Jerry A. Cooper

DATE:             July 11, 1996